

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Via E-Mail
Spencer W. Tucker
President
Homeowners of America Holding Corporation
1333 Corporation Drive, Suite 325
Irving, TX 75038

> **Re:** **Homeowners of America Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed June 28, 2013**
> **File No. 333-189686**

Dear Mr. Tucker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover

1. We note that you have eliminated from the cover page the fixed price at which the selling stockholders will offer their shares until your common stock is quoted on the OTCBB. Because there is no public market for your shares of common stock, although you intend to seek quotation on the OTCBB, please include the price at which the common shares will be offered to the public, or at least a bona fide price range. Please refer to Item 501(b)(3) of Regulation S-K and the instructions thereto.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations—Three Months Ended March 31, 2013 Compared to Three Months Ended
March 31, 2012, page 25

2. You state net losses related to claims decreased from $1.3 million to $532,000 as a result
    of lower catastrophes and weather-related events. Quantify the amount of losses due to
    catastrophes in the three months ended March 31, 2013 and three months ended March
    31, 2012. Please also expand the disclosure on page 26 to quantify the amount of
    catastrophe losses in the years ended December 31, 2012 and 2011, and explain any
    difference between the amounts disclosed on page 32.

Liquidity and Capital Resources
Loss Reserve Development Table, page 27

3. Please add disclosure to explain how the balance for reserves for claims and loss
    adjustment expenses in the table for 2011 and 2012 reconcile to the loss and loss
    adjustment expense liability amounts on the balance sheet.

Notes to Consolidated Financial Statements
14. Income Taxes, page F-21

4. Please include disclosure of all of the positive and negative factors that you considered
    and the reasons that you concluded that it is more likely than not that the benefit of the
    deferred tax asset will be realized and that a valuation allowance against deferred tax
    assets was no longer required at December 31, 2012.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
William N. Haddad
Reed Smith LLP
599 Lexington Avenue
New York, NY 10022